Exhibit 99.1

Zhihu Inc. Reports Unaudited Third Quarter 2024 Financial Results

BEIJING, China, November 26, 2024 — Zhihu Inc. (“Zhihu” or the “Company”) (NYSE: ZH; HKEX: 2390), a leading online content community in China, today announced its unaudited financial results for the quarter ended September 30, 2024.

Third Quarter 2024 Highlights

•	Total revenues were RMB845.0 million (US$120.4 million) in the third quarter of 2024, compared with RMB1,022.2 million in the same period of 2023.

•	Gross margin expanded to 63.9% in the third quarter of 2024 from 53.7% in the same period of 2023.

•	Net loss was RMB9.0 million (US$1.3 million) in the third quarter of 2024, narrowed by 96.8% from the same period of 2023.

•	Adjusted net loss (non-GAAP)[1] was RMB13.1 million (US$1.9 million) in the third quarter of 2024, narrowed by 94.2% from the same period of 2023.

•	Average monthly active users (MAUs)[2] were 81.1 million in the third quarter of 2024.

•	Average monthly subscribing members[3] were 16.5 million in the third quarter of 2024.

“In the third quarter, we strengthened our commitment to reducing losses and executed our strategies with precision,” said Mr. Yuan Zhou, chairman and chief executive officer of Zhihu. “Our community ecosystem optimization has produced multiple positive outcomes, including steady improvements across key user health metrics and quarter-over-quarter MAU growth. We also revitalized our content creators’ confidence, leading to enhanced content quality, elevated engagement, and a thriving community atmosphere. Furthermore, user visits to Zhihu Zhida, our AI-powered search tool, have increased rapidly. Building on this momentum, we introduced the ‘Professional Search’ feature, which represents a meaningful step forward in building our differentiated approach in exploring deeper, specialized scenarios. Going forward, we will remain dedicated to enhancing the user experience and deepening community trustworthiness to unlock the full potential of Zhihu's brand and user base.”

Mr. Han Wang, chief financial officer of Zhihu, added, “We continued to improve profitability and achieved another milestone, delivering our lowest quarterly loss since our U.S. IPO. In the third quarter, our gross profit margin expanded to 63.9%, with total costs and operating expenses decreasing year-over-year by 35.6% and 30.5%, respectively, driven by enhanced operational efficiency and disciplined cost management. Looking ahead, we will dedicate more resources to strategically exploring business models that reinforce Zhihu’s high-value brand image and distinctive user positioning. In the long-term, we aim to achieve sustainable profitability growth, empowering substantial value returns to our shareholders.”

Third Quarter 2024 Financial Results

Total revenues were RMB845.0 million (US$120.4 million) in the third quarter of 2024, compared with RMB1,022.2 million in the same period of 2023.

Marketing services revenue was RMB256.6 million (US$36.6 million), compared with RMB383.0 million in the same period of 2023. The decrease was primarily due to our proactive and ongoing refinement of service offerings to strategically focus on margin improvement.

Paid membership revenue was RMB459.4 million (US$65.5 million), compared with RMB466.8 million in the same period of 2023. The slight decrease was primarily attributable to a marginal decline in our average revenue per subscribing member.

Vocational training revenue was RMB105.1 million (US$15.0 million), compared with RMB144.8 million in the same period of 2023. The decrease was primarily driven by lower revenue contributions from our acquired businesses, partially offset by the growth of our self-operated course offerings.

Other revenues were RMB23.9 million (US$3.4 million), compared with RMB27.6 million in the same period of 2023.

Cost of revenues decreased by 35.6% to RMB304.9 million (US$43.4 million) from RMB473.7 million in the same period of 2023. The decrease was primarily due to reduced content and operating costs associated with the decline in our revenues, and a decrease in cloud services and bandwidth costs resulting from our improved technological efficiency.

Gross profit was RMB540.1 million (US$77.0 million), compared with RMB548.5 million in the same period of 2023. Gross margin expanded to 63.9% from 53.7% in the same period of 2023, primarily attributable to our monetization enhancements and improvements in our operating efficiency.

Total operating expenses decreased by 30.5% to RMB624.5 million (US$89.0 million) from RMB898.6 million in the same period of 2023.

Selling and marketing expenses decreased by 27.4% to RMB388.0 million (US$55.3 million) from RMB534.3 million in the same period of 2023. The decrease was primarily due to more disciplined promotional spending and a decrease in personnel-related expenses.

Research and development expenses decreased by 28.2% to RMB179.3 million (US$25.5 million) from RMB249.7 million in the same period of 2023. The decrease was primarily attributable to more efficient spending on technology innovation and a decrease in personnel-related expenses.

General and administrative expenses decreased by 50.1% to RMB57.2 million (US$8.1 million) from RMB114.6 million in the same period of 2023. The decrease was primarily attributable to lower share-based compensation expenses.

Loss from operations narrowed by 75.9% to RMB84.3 million (US$12.0 million) from RMB350.1 million in the same period of 2023.

Adjusted loss from operations (non-GAAP)[1] narrowed by 70.3% to RMB87.8 million (US$12.5 million) from RMB295.9 million in the same period of 2023.

Net loss narrowed by 96.8% to RMB9.0 million (US$1.3 million) from RMB278.4 million in the same period of 2023.

Adjusted net loss (non-GAAP)[1] narrowed by 94.2% to RMB13.1 million (US$1.9 million) from RMB225.3 million in the same period of 2023.

Diluted net loss per American depositary share (“ADS”) [4] was RMB0.11 (US$0.02), compared with RMB2.81 in the same period of 2023.

Cash and cash equivalents, term deposits, restricted cash and short-term investments

As of September 30, 2024, the Company had cash and cash equivalents, term deposits, restricted cash and short-term investments of RMB5,048.0 million (US$719.3 million), compared with RMB5,462.9 million as of December 31, 2023.

Share Repurchase Programs

As of September 30, 2024, the Company had repurchased 31.1 million Class A ordinary shares (including Class A ordinary shares underlying the ADSs) for a total price of US$66.5 million on both the New York Stock Exchange and The Stock Exchange of Hong Kong Limited under the Company’s existing US$100 million share repurchase program (the “2022 Repurchase Program”), established in May 2022 and extended until June 26, 2025. In addition, a concurrent share repurchase program (the “2024 Repurchase Program”) was established in June 2024 and will remain effective until June 26, 2025. The maximum number of shares (including shares underlying the ADSs) that can be repurchased under the 2024 Repurchase Program, together with the remaining number of shares (including shares underlying the ADSs) that can be repurchased under the 2022 Repurchase Program, will not exceed 10% of the total number of issued shares of the Company (excluding any treasury shares) as of June 26, 2024, the date of the resolution granting the general unconditional mandate to purchase the Company’s own shares approved by shareholders.

In addition, as previously announced, the Company recently conducted an all cash tender offer and repurchased a total of 33,016,016 Class A ordinary shares tendered (including 19,877,118 Class A ordinary shares in the form of 6,625,706 ADSs), representing approximately 11.2% of the Company’s total issued and outstanding ordinary shares before the repurchase. The total consideration for these Class A ordinary shares is approximately HK$300 million. These shares were repurchased and canceled on November 8, 2024.

[1] Adjusted loss from operations and adjusted net loss are non-GAAP financial measures. For more information on the non-GAAP financial measures, please see the section “Use of Non-GAAP Financial Measures” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

[2] MAUs refers to the sum of the number of mobile devices that launch our mobile apps at least once in a given month, or mobile MAUs, and the number of logged-in users who visit our PC or mobile website at least once in a given month, after eliminating duplicates.

[3] Monthly subscribing members refers to the number of our Yan Selection members in a specified month. Average monthly subscribing members for a period is calculated by dividing the sum of monthly subscribing members for each month during the specified period by the number of months in such period.

[4] On May 10, 2024, we effected a change in the ratio of our ADSs to Class A ordinary shares from two ADSs representing one Class A ordinary share to a new ratio of one ADS representing three Class A ordinary shares. Basic and diluted net loss per ADS have been retrospectively adjusted to reflect this ADS ratio change for all periods presented.

Conference Call

The Company’s management will host an earnings conference call at 6:00 a.m. U.S. Eastern Time on November 26, 2024 (7:00 p.m. Beijing/Hong Kong time on November 26, 2024).

All participants wishing to join the conference call must pre-register online using the link provided below. Once the pre-registration has been completed, each participant will receive a set of dial-in numbers, a passcode, and a unique registrant ID which can be used to join the conference call. Participants may pre-register at any time, including up to and after the call start time.

Participant Online Registration: https://dpregister.com/sreg/10194497/fdf969aff8

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.zhihu.com.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call, until December 3, 2024, by dialing the following telephone numbers:

United States (toll free):	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	3486495

About Zhihu Inc.

Zhihu Inc. (NYSE: ZH; HKEX: 2390) is a leading online content community in China where people come to find solutions, make decisions, seek inspiration, and have fun. Since the initial launch in 2010, we have grown from a Q&A community into one of the top comprehensive online content communities and the largest Q&A-inspired online content community in China. For more information, please visit https://ir.zhihu.com.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP financial measures, such as adjusted loss from operations and adjusted net loss, to supplement the review and assessment of its operating performance. The Company defines non-GAAP financial measures by excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisitions and the tax effects of the non-GAAP adjustments, which are non-cash expenses. The Company believes that the non-GAAP financial measures facilitate comparisons of operating performance from period to period and company to company by adjusting for potential impacts of items, which the Company’s management considers to be indicative of its operating performance. The Company believes that the non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the Company’s consolidated results of operations in the same manner as they help the Company’s management.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The presentation of the non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies. The use of the non-GAAP financial measures has limitations as an analytical tool, and investors should not consider them in isolation from or as a substitute for analysis of our results of operations or financial condition as reported under U.S. GAAP. For more information on the non-GAAP financial measures, please see the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain Renminbi amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at a rate of RMB7.0176 to US$1.00, the exchange rate in effect as of September 30, 2024 as set forth in the H.10 statistical release of the Federal Reserve Board.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Zhihu Inc.

Email: ir@zhihu.com

Piacente Financial Communications

Helen Wu

Tel: +86-10-6508-0677

Email: zhihu@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Phone: +1-212-481-2050

Email: zhihu@tpg-ir.com

ZHIHU INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	For the Three Months Ended				For the Nine Months Ended
	September 30, 2023	June 30, 2024	September 30, 2024		September 30, 2023	September 30, 2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Marketing services	382,962	343,979	256,631	36,570	1,187,839	931,152	132,688
Paid membership	466,784	432,652	459,387	65,462	1,370,651	1,341,763	191,200
Vocational training	144,795	133,633	105,058	14,971	396,313	384,127	54,738
Others	27,622	23,546	23,944	3,412	105,789	82,651	11,778
Total revenues	1,022,163	933,810	845,020	120,415	3,060,592	2,739,693	390,404
Cost of revenues	(473,712)	(377,266)	(304,879)	(43,445)	(1,437,844)	(1,099,529)	(156,682)
Gross profit	548,451	556,544	540,141	76,970	1,622,748	1,640,164	233,722

Selling and marketing expenses	(534,328)	(416,985)	(388,049)	(55,297)	(1,520,486)	(1,282,988)	(182,824)
Research and development expenses	(249,662)	(209,323)	(179,261)	(25,544)	(668,867)	(585,940)	(83,496)
General and administrative expenses	(114,564)	(114,107)	(57,161)	(8,145)	(327,462)	(264,185)	(37,646)
Total operating expenses	(898,554)	(740,415)	(624,471)	(88,986)	(2,516,815)	(2,133,113)	(303,966)

Loss from operations	(350,103)	(183,871)	(84,330)	(12,016)	(894,067)	(492,949)	(70,244)

Other income/(expenses):
Investment income	11,617	21,811	13,679	1,949	29,416	52,392	7,466
Interest income	40,363	26,754	31,136	4,437	119,843	88,653	12,633
Fair value change of financial instruments	(7,352)	31,412	6,887	981	(19,950)	47,707	6,798
Exchange (losses)/gains	(393)	289	(1,097)	(156)	1,034	(688)	(98)
Others, net	27,227	15,947	23,799	3,391	34,204	42,789	6,097

Loss before income tax	(278,641)	(87,658)	(9,926)	(1,414)	(729,520)	(262,096)	(37,348)
Income tax benefits/(expenses)	256	7,063	949	135	(6,903)	6,728	959
Net loss	(278,385)	(80,595)	(8,977)	(1,279)	(736,423)	(255,368)	(36,389)
Net income attributable to noncontrolling interests	(289)	(2,144)	(1,514)	(216)	(3,447)	(2,708)	(386)
Net loss attributable to Zhihu Inc.’s shareholders	(278,674)	(82,739)	(10,491)	(1,495)	(739,870)	(258,076)	(36,775)

Net loss per share
Basic	(0.94)	(0.30)	(0.04)	(0.01)	(2.45)	(0.92)	(0.13)
Diluted	(0.94)	(0.30)	(0.04)	(0.01)	(2.45)	(0.92)	(0.13)

Net loss per ADS (One ADS represents three Class A ordinary shares)
Basic	(2.81)	(0.89)	(0.11)	(0.02)	(7.35)	(2.77)	(0.39)
Diluted	(2.81)	(0.89)	(0.11)	(0.02)	(7.35)	(2.77)	(0.39)

Weighted average number of ordinary shares outstanding
Basic	297,742,064	279,241,647	277,309,431	277,309,431	302,063,397	279,367,448	279,367,448
Diluted	297,742,064	279,241,647	277,309,431	277,309,431	302,063,397	279,367,448	279,367,448

ZHIHU INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	For the Three Months Ended				For the Nine Months Ended
	September 30, 2023	June 30, 2024	September 30, 2024		September 30, 2023	September 30, 2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
Share-based compensation expenses included in:
Cost of revenues	1,630	750	1,016	145	8,176	4,263	608
Selling and marketing expenses	5,741	(6,063)	547	78	20,883	(2,244)	(320)
Research and development expenses	13,758	4,439	6,233	888	49,904	14,352	2,045
General and administrative expenses	27,662	33,515	(14,767)	(2,104)	78,193	35,111	5,003

ZHIHU INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands)

	As of December 31, 2023	As of September 30, 2024
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	2,106,639	3,214,074	458,002
Term deposits	1,586,469	993,111	141,517
Short-term investments	1,769,822	789,020	112,434
Restricted cash	-	51,774	7,378
Trade receivables	664,615	445,288	63,453
Amounts due from related parties	18,319	48,498	6,911
Prepayments and other current assets	232,016	207,843	29,617
Total current assets	6,377,880	5,749,608	819,312
Non-current assets:
Property and equipment, net	10,849	9,625	1,372
Intangible assets, net	122,645	58,048	8,272
Goodwill	191,077	126,344	18,004
Long-term investments, net	44,621	51,177	7,292
Right-of-use assets	40,211	13,327	1,899
Other non-current assets	7,989	456	65
Total non-current assets	417,392	258,977	36,904
Total assets	6,795,272	6,008,585	856,216
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	1,038,531	893,532	127,327
Salary and welfare payables	342,125	226,866	32,328
Taxes payables	21,394	15,093	2,151
Contract liabilities	303,574	278,735	39,719
Amounts due to related parties	26,032	7,849	1,119
Short-term lease liabilities	42,089	16,031	2,284
Short-term borrowings	-	51,774	7,378
Other current liabilities	171,743	148,584	21,173
Total current liabilities	1,945,488	1,638,464	233,479
Non-current liabilities
Long-term lease liabilities	3,642	2,630	375
Deferred tax liabilities	22,574	7,430	1,059
Other non-current liabilities	121,958	14,998	2,137
Total non-current liabilities	148,174	25,058	3,571
Total liabilities	2,093,662	1,663,522	237,050

Total Zhihu Inc.’s shareholders’ equity	4,599,810	4,289,054	611,185
Noncontrolling interests	101,800	56,009	7,981
Total shareholders’ equity	4,701,610	4,345,063	619,166

Total liabilities and shareholders’ equity	6,795,272	6,008,585	856,216

ZHIHU INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands)

	For the Three Months Ended				For the Nine Months Ended
	September 30, 2023	June 30, 2024	September 30, 2024		September 30, 2023	September 30, 2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
Loss from operations	(350,103)	(183,871)	(84,330)	(12,016)	(894,067)	(492,949)	(70,244)
Add:
Share-based compensation expenses	48,791	32,641	(6,971)	(993)	157,156	51,482	7,336
Amortization of intangible assets resulting from business acquisitions	5,365	4,115	3,490	497	14,220	12,970	1,848
Adjusted loss from operations	(295,947)	(147,115)	(87,811)	(12,512)	(722,691)	(428,497)	(61,060)

Net loss	(278,385)	(80,595)	(8,977)	(1,279)	(736,423)	(255,368)	(36,389)
Add:
Share-based compensation expenses	48,791	32,641	(6,971)	(993)	157,156	51,482	7,336
Amortization of intangible assets resulting from business acquisitions	5,365	4,115	3,490	497	14,220	12,970	1,848
Tax effects on non-GAAP adjustments	(1,069)	(756)	(600)	(85)	(2,738)	(2,425)	(346)
Adjusted net loss	(225,298)	(44,595)	(13,058)	(1,860)	(567,785)	(193,341)	(27,551)